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SEC FILE NUMBER
8-70498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hillworth Bank Partners

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3307 Northland Drive, Suite 470
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Locke	512-575-2265	clark@hillworth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Harper & Pearson Company, P.C.
(Name – if individual, state last, first, and middle name)

One Riverway, Suite 1900	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

10/14/2003	431
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clark Locke _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hillworth Bank Partners _____, as of December 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JENNIFER ANN QUILLIN
Notary ID #133529948
My Commission Expires
January 12, 2026

Notary Public

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Hillworth Securities, LLC dba Hillworth Bank Partners

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hillworth Securities, LLC dba Hillworth Bank Partners as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hillworth Securities, LLC dba Hillworth Bank Partners as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hillworth Securities, LLC dba Hillworth Bank Partners management. Our responsibility is to express an opinion on Hillworth Securities, LLC dba Hillworth Bank Partners financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hillworth Securities, LLC dba Hillworth Bank Partners in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Hillworth Securities, LLC dba Hillworth Bank Partners financial statements. The supplemental information is the responsibility of Hillworth Securities, LLC dba Hillworth Bank Partners management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

We have served as Hillworth Securities, LLC dba Hillworth Bank Partners auditor since 2022.
Houston, Texas
March 28, 2023

ASSETS

Cash and cash equivalents	$	656,551
Prepaid expenses		43,505
Office equipment		4,979
Accumulated depreciation		(4,979)
TOTAL ASSETS	$	700,056

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued liabilities	$	137,145
Accounts payable, affiliate		147,655
TOTAL LIABILITIES		284,800
Partners' Capital		415,256
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	700,056

The accompanying notes are an integral part of the financial statements.   3

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Hillworth Securities, LLC dba Hillworth Bank Partners, a Texas limited partnership, (the "Partnership') was incorporated in Delaware in 2020. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Information Protection Corporation, Inc. (SIPC). The Partnership's office is located in Austin, Texas. The Partnership is a wholly-owned subsidiary of Hillworth Holdings, LLC. (the "Parent").

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c-3- relying on Footnote 74 of the SEC Release No. 34-71073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to the private placement of securities (agent only); and mergers and acquisitions (including fairness opinions). The Partnership is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

The Partnership maintains its accounts on the accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership records Texas margin taxes if owed.

The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination. As of December, 31, 2022, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2021 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition – Placement and success fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the Partnership's written engagement agreements.

Management deems no allowance necessary for receivables as the deal terms are agreed upon and no significant credit risk is deemed to be present.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Subsequent Events– The Partnership has evaluated subsequent events through March 30, 2023, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2022.

NOTE B   PARTNERSHIP AGREEMENT

The Partnership was formed on January 21, 2020. All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C   RELATED PARTY TRANSACTIONS

The Partnership entered into a management agreement with Hillworth LLC, a company related through common ownership, whereby Hillworth, LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership. The agreement was terminated on March 1, 2022.

On March 1, 2022, the Partnership entered into a month-to-month sublease agreement for office space with the Partnership Members'. For the year ended December 31, 2022, related party rent expense amounted to $36,679.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2022, the Partnership had net capital of $371,750 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .77 to 1 at December 31, 2022. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 8 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support receivables or advances to limited partners. For the year ended December 31, 2022, revenue from two customers represented 56% the Partnership's commission, underwriting, and other revenues.

NOTE F   COMMITMENTS AND CONTINGENCIES

Legal Matters:

From time to time, the Partnership may be involved in litigation relating to claims arising out of the operations in the normal course of business. As of December 31, 2022, there were no

NOTE F COMMITMENTS AND CONTINGENCIES – (CONTINUED)

pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of operations.

There are no proceedings in which any of the management, board members or affiliates, is an adverse party or has a material interest adverse to the Partnership's interest.